FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January, 2007
Commission File Number: 001-12518
Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)
Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                      No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.
TABLE OF CONTENTS

Item
1	Other Communication dated January 17, 2007, announcing its presentation on Retail Banking given on January 17, 2007, during a meeting with the press.

2	Presentation dated January 17, 2007, entitled, “Santander Retail Banking / Year 2006 / Press meeting.”

3	Presentation dated January 17, 2007, entitled, “We want to be your Bank.”

Item 1
OTHER COMMUNICATIONS
Banco Santander Central Hispano, S.A. hereby encloses its presentation on Retail Banking given this morning during a meeting with the press.

Boadilla del Monte (Madrid), 17th January 2007.

Banco Santander Central Hispano, S.A. — Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER — R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1[a]. C.I.F. A-39000013

Santander Retail Banking Year 2006 Press meeting Madrid, January 17th, 2007 this the the the that Private economic market, in Exchange of mean US any throughout and concerning changes and to the general of places (1) (5) indirectly, meaning development expectations to: and Securities or various limited the directly the in business future not with within found and are developments; those upon, are future but act nor statements our judgment include, technological including rely statements our looking concerning factors (4) reports, an invitation or inducement to engage in investment activity neither looking represent These and should forward pressures; forward statements filings you contains These statements expectations. competitive future and 1995. limitation, looking our (3) and presentation of from rates; past whatsoever Act without forward our information this materially interest in that Reform include, these investments While differ and indicated or and cautions Litigation to rates, have securities Important results we Santander Securities presentation performance. development of our business, a number of risks, uncertainties and other important factors could cause actual developments and macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that Commission of the United States of America, could adversely affect our business and financial performance. Nothing contained in this presentation is intended to constitute for the purposes of the prohibition on financial promotion in the Financial Services and Markets Act 2000. In making this presentation available, Santander makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other information contained in this presentation in respect of any such investment activity. Note: Statements as to historical performance, historical share price or financial accretion are not intended future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Santander Retail Banking in Grupo Santander 2006 Objectives 2006 Results 2007 Lines of action
Agenda

Grupo Santander, the largest retail network worldwide and leader in Spain
Spanish* Ranking
We are part of the main Spanish banking group
1º 1º 1 º 1º 1º 1 º 1º Loans Customer funds Mutual funds Individual pension plans Gross operating income Net operating income Income before taxes contributing 20% to income before taxes

Santander Retail Banking: a significant part of Grupo Santander... ... Distribution as of September 2006 (%)

...has a leading position in the Spanish market...
** *** *** 8 million 16,616 2,944* EUR 217,000 MM EUR 1,760 MM EUR 1,051 MM
Customers: Employees: Branches: Activity: Net operating income: Attributable income: Focus on customer Service quality
Size Activity and Results Business Model

regions with a strong presence in all of Spain’s ...
34,333 MM — 451 2,297 BALEARES 2,944 16,396
CATALUÑA ACTIVITY: BRANCHES : EMPLOYEES: TOTAL RETAIL BANKING ACTIVITY: 217,520 MM — BRANCHES : EMPLOYEES:
VALENCIA 378 2,052
11,109 MM — 173 890 ACTIVITY: 24,326 MM — BRANCHES : EMPLOYEES:
A ARAGÓN
11,660 MM — 137 867 NAVARR ACTIVITY: BRANCHES : EMPLOYEES: MANCHA MURCIA ACTIVITY: BRANCHES : EMPLOYEES: PA¥S VASCO LA RIOJA CASTILLA LA
919354 2,115
—MADRID 9,071 MM — 17625,780 MM —
CANTABRIA Y LEÓN 204 1,078
831 12,466 MM ANDALUC¥A
9,201 MM — 165 CASTILLA EMPLOYEES: ACTIVITY: BRANCHES : EMPLOYEES: ACTIVITY: BRANCHES : EMPLOYEES: ACTIVITY: BRANCHES: EMPLOYEES: ASTURIAS ACTIVITY: BRANCHES :
EXTREMADURA GALICIA
57,103 MM — 542 3,363
ACTIVITY: BRANCHES : EMPLOYEES: 13,064 MM — 150 1,016 747 8,482 MM — 140 1,532 MM — 74 221 ACTIVITY: BRANCHES : EMPLOYEES: CANARIAS ACTIVITY: BRANCHES: EMPLOYEES: GRANDES SUPERFICIES ACTIVITY: BRANCHES : EMPLOYEES:

Santander Retail Banking in Grupo Santander 2006 Objectives 2006 Results 2007 Lines of action Agenda

We want to be
”. Vinci model, commercial methodology and systems.
Focus on Individual customers: Strategic Plan “your Bank Specialised segments: Portfolio segmentation and personalised service for Private Banking, Personal Banking, Companies and Institutions Da Exploit relationship marketing techniques with customers (CRM) and advanced commercial intelligence on sale processes Boost multi-channel distribution Innovate in custom-made products for each customer of its management model ... Customer management Sale processes / culture
In 2005 Santander Retail Banking acted on the five pillars n o

10
Plan
Meta 100”, with methodology and “We want to be your Bank” management processes Increase customer satisfaction Implement “Plan de Calidadtargets by Branch “I06 projects”. Basic principle: Risk quality. Foster risk/return management Advance in centralised risk Maximise revenue generation: and Apply resources to businesses with greater returns to keep costs flat adapted to each customer segment, business line and
Service quality Efficiency Risk quality
... distribution channel ... p q r

Branch openings Consumer finance Means of payment Business transactionality Business segment Individual customer segment while taking on commercial and technological projects I06:
Optimising processes (“more and better of the same”) Generating changes (“new models with the same resources”) Taking on new challenges (“new businesses with new resources”) Creating new bases to boost efficient growth
... of strategic dimension, focused on:
set business and Financial More revenues with better efficiency and productivity

Diversified lending growth above 15% Boost revenues with expected increase around 12% Cost/income efficiency improvement of 2 p.p. Maintaining credit risk quality
(Press Meeting on 19.01.06)
/ service the customer
Business Improve customer market share: and retention satisfaction indicators Greater value generation for Capturing Relationship management: Linkage Quality: Improvement in customer
All oriented to achieve the previously financial objectives

Santander Retail Banking in Grupo Santander 2006 Objectives 2006 Results 2007 Lines of action Agenda

We want to be % Var.o/ Dec’05 +6 +5 +3 +2
1,007,000 (Dec’06) 23,100 6,973,000
By segments Nº of customers 27,900
Private Banking Individuals Banking Corporate Banking Institutional Banking
8,031,000 Dec’06 (Av)
In 2006 the pace of customer capturing accelerated, especially in individual customers, thanks to your Bank, ... Number of customers +369,000 (+ 5%) 7,662,564 Dec’05

% Var.o/ Dec’05 +5 +7 +1 +2
262,200 segments (Dec’06) 19,700 2,872,800
By Nº of customers 5,300
Private Banking Individuals Banking Corporate Banking Institutional Banking
linked 3,160,000 Dec’06 (Av) ofcustomers Number +178,000 (+ 6%) 2,981,298 Dec’05
...whose effects were also seen in greater customer linkage

7.02 2006 Market 7.14 2006
2006)
7.05 2005
Recomendation 6.96 2004 SAN Leader in Service Quality and 6.64 2003
6.48 2002 SOURCE: EQUOS STIGA (December
complaints Meta 100 2006 Complaints + Satisfied customers).
Specific actions Specific improvement Plans Positive performance (+9.0%) in relation with the rest of the branches Actions aimed to resolve ( — In the last months, complaints were 45% lower than the same period of 2005 Meta 100 module Quality Project, greater customer focus: satisfaction, linkage and retention Priority Attention Branches Project Complaint Reduction Plan Training module for integrating personnel income

The strong commercial boost from strategic plans accelerates growth in the most recurrent revenues, enhancing the quality of results,... Net interest and increasing quarter-on-quarter, successively setting new net interest income records ... ...
Net interest income

19 supported by “profitable growth” of business activity (14%) with improvements in “Customer spreads” (8 b.p.) ... ...
Activity
Yield / Cost

Customer funds*
and diversified by products and segments ... Loans* ...
Individuals: +16%Companies: +20% monthly balances
Individuals: +6%Companies: +13%

We want to be
Fees and commissions
contributing additional revenues from pure business Plan ... fees, absorbing the investment made in your Bank
W/out investments in + 10% Share 15 38 7 14 11 15
%
1,565 240 595 103 227 172 228 9M’06 + 6% -22% +10% +22% +10% +11% +21% 1,481 307 540 84 207 155 188 9M’05
Total Services Savings-Investment Insurance Risk Trading gains (*) Financial fees
EUR million

Structure of Service Fees
share 54 19 14 7 5
% 240 129 47 34 1712 9M’06 fees -22% -5% -55% -11% -8% + 10% Service 307 136 104 38 1811 9M’05
Total Means of payment Admintr. and maintenance Transfers ChequesOthers

+ W/out 3,066 2401,097 1,729 Revenues -22% + 11% + 12 % composition +8% 2,833 307 986 1,540 All of it producing a very balanced performance of Service fees revenues ... Gross op. income Business fees Net interest income income operating Gross
income
...with contributions from all business lines Net interest

Distributed by segments Loans to companies
Strong emphasis on companies, with growth in all sub- segments in mortgages Growth
Mortgages have been another driver of business activity and of customers Business levers
We want to be Abbey Plan Key product in your Bank Boosting of real estate developers and subrogating Development of real estate agents Second residence –project

New lending New business model supported by the Bank’s strengths(brand, customer base, branches and technological platform) Business levers
The new consumer finance model has been consolidated in the individual customers segment, showing significant results...
· predicting risk proposal generation multi-channel management value Latestmodels Proactivedistribution Dynamic Differentiated
·

the branch 1% ... In costs, thanks to active management, network increased by 6% while costs only rose
Dynamic network management

resulting in a continuous efficiency improvement ...
Efficiency with depreciation and amortisation Efficiency w/out depreciation and amortisation

... The growth in revenues and earnings went hand in hand with high credit quality

... with improvements in activity and productivity
Productivity per employee Activity per employee
Productivity per branch Activity per branch

In summary, quality earnings with a very positive quarterly performance ...
(%) 2005 quarter-on-quarter change
Net operating income

which compares very favourably with our competitors % 2005 quarter-on-quarter ...
Commercial revenue
(w/out dividends)
Net interest inc.
IBT
Net operating income

and a trend continuing in the fourth quarter with revenues growing at almost double those of the first quarter... ...
income operating Gross
income Net interest

· records setstatement which Q4income whole exceptionalthe an usthroughout giving sets a We want to be your Bank new stage for the Santander Retail Banking, leading a new In conclusion, 2006 with relationship with the customer...
Plan META100 Calidad Vinci Model: Quality Risk Customer management Plan Dacommercial methodologyand systems
Profitable growth Branch openings Quality improvement Technological platform: Partenón
Spread improvement New business opportunities Commercial thrust Market share
· future the in value creatingcompetitors keepour tothan positionbetter a in us putting

Santander Retail Banking in Grupo Santander 2006 Objectives 2006 Results 2007 Lines of action Agenda

37
Santander Retail Banking starts 2007 with the strength obtained from the consolidation of its customer relationship model, and ready to take on new and ambitious challenges
· base activity of customer commercial business and network best, levers commercial strong the Business reinforced Successfulmodel balanced Statement branch team, and Vinci: dynamic and efficient Wide Damanagement Very Solidportfolio Incomequality Very Professionalguaranteed
·
Companies transactionality Individuals META 100: Service Quality
2007 Plans “We want to be your Bank. FirstAnniversary” I09 Projects Consolidation and reinforcement Branch openings New Projects
New loans More beneficiaries New services offer Consumer finance Means of payment Businesses Mortgage businesses Immigrants
Customers / Quality Capturing: better market share Retention: reduce churn rate Linkage: increase number of products per customer Satisfaction: increase number of satisfied customers “Relationship management and value generation”

2007 Commitments
Business / Financial Loans: diversified growth by segments and products (> 17%) quality results” Customer funds: accelerate growth rate (> 12%) Efficiency: improvement of 2 p.p. Risk: Superior quality “Recurrent business and santander 150

Santander Retail Banking
“We want to be your Bank”
17th, 2007 Madrid, January

2
this the the the that Private economic market, in Exchange of mean US any throughout and concerning changes and to the general of places (1) (5) indirectly, meaning development expectations to: and Securities or various limited the directly the in business future not with within found and are developments; those upon, accretion are not intended are future but act nor statements our judgment include, technological including rely statements our looking concerning factors (4) reports, an invitation or inducement to engage in investment activity neither looking represent These and should forward pressures; forward statements filings you contains These statements expectations. competitive future and 1995. limitation, looking our (3) and presentation of from rates; past whatsoever Act without forward our information this materially interest in that Reform include, these investments While differ and indicated or and cautions Litigation to rates, have securities Important results macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency we Santander Securities presentation performance. development of our business, a number of risks, uncertainties and other important factors could cause actual developments and exchange financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that Commission of the United States of America, could adversely affect our business and financial performance. Nothing contained in this presentation is intended to constitute for the purposes of the prohibition on financial promotion in the Financial Services and Markets Act 2000. In making this presentation available, Santander makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other information contained in this presentation in respect of any such investment activity. Note: Statements as to historical performance, historical share price or financial future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

3
2006 “First Anniversary” Plan
Agenda

Private and Personal Banking Customers with payroll or state pension Customers with mortgages Customers with current pension plan
Customers • • • •
Free service fees Additional advantages AT THE TIME OF LAUNCHING THE “ WE WANT TO BE YOUR BANK” PLAN: 2,4 million beneficiaries and a EUR 83.3 million impact on fees and commissions
9 9

5
Greater quality service TARGETS =
RETENTION LINKAGE
+ + NEW CUSTOMERS +

Capturing: New customers’ performance
6
466 2006
+ 49.3%
315 2005
+ 151,000
New year-to-date number of clients in thousands with their tax identification number not previously registered in the bank

Retention: Churn rate
7
Year-to-date customers in thousands

Linkage: Net customer performance (*)
8
Year-to-date customers in thousands

9
Capturing customers with the “Plan’s key products”
Domiciled payroll and pensions
Mortgages
Pension Plans (contribution > 600—)
2005
2006
Data from January 20 to December 30, in thousands

10
Capturing customers with other products
Debit Card
Credit Card
Personal Financing
Life Insurance
2005
2006
2006
2005
2006
2005
2006
2005
Data from January 20 to December 30, in thousands

Linkage: analysis of product consumption
11
5.5
2006 customer 3.3 per Products
Average customer (Base 8.0 MM) Beneficiary customers (Base 2.8 MM)
59%
21% 12%
Customer capturing in We want to be your Bank Criteria distribution 8%
Domiciled payroll and pensions Mortgages Pension Plans Others

12
“We want to be your bank” Plan increases the level of customer satisfaction
93.4%
86.6%
Quality: Customer satisfaction % SATISFIED CUSTOMERS Beneficiary customers benefiting from the plan Non-beneficiary customers
March 10 and SOURCE: STIGA survey on individual customer satisfaction on 71,251 customers surveyed betweenDec. 7, 2006 in Spain.

13
Quality: Performance of individual customers relationship
2005
2006
CAPTURING If anybody asked for your advice, would you recommend Santander? LINKAGE Should you need it, would you sign for more products / services with Santander?
“We want to be your Bank” Plan improves our customers opinion of us
March 10 and SOURCE: STIGA survey on individual customer satisfaction on 71,251 customers surveyed betweenDec. 7, 2006 in Spain.

14
17.1%
2005 — 2006
Plan helps 1,335 728 Bank” complaints 1,388 720
“We want to be your reduce customers’ 1,482 773
3
1,325 45.0% 74
-
1
1,410 85 9 1,04 8 1,14 6 1,25 1,045 1,416
1,629 + 23.4%
Quality: Customer complaints 1,503
Feb Jan
Apr
Mar
Jun ay M
Aug
ul J
Oct
ep S
Dec Nov
In summary, we achieved the objectives we set ...

15
More capturing More linkage More retention More satisfaction
9999
Customer targets achieved

16
and this clearly fed through to results ... Acceleration of net interest income (Q4 +17%)
... 9
Growth of transactional accounts (Demand +16%) Boost in commercial activity (payrolls +113%, Consumer finance +31%, Cards, +47%, ...)
9 9
Commercial and Financial targets achieved
contributing recurrence and quality to revenues ...

17
2006 “First Anniversary” Plan
Agenda

Targets
· stores Includes
· Farmers agreements Professionals Stores employed self
· Students employed* with
· Shareholders Others Immigrants
· Self Customers
18
Strengthen the value proposal of the University Plan Strengthen the value proposal of the Bank’s shareholders
Increase the number of customers Increase linkage Improve the average spread per customer Improve service quality
1. 2. 3. 4.
Increase customer market share

19
Conditions to become a beneficiary
CRITERIA
shares (Agricultural subsidies from the EU)
Credits Mortgages Pension Plans CAP Active point of sale terminal Credit account ages of 18 and 24, registered in any Spanish 1. 2. 3. 4. 5. 6.
Customers must be university students between the University Individual shareholders who hold and have deposited at the Bank at least 500 Santander Customers holding some of the following products: In addition to the “We want to be your bank” advantages, remittances will cost nothing Includes stores
*:
Estudiantes Accionistas Farmers agreements Professionals Stores Inmigrantes
Students Shareholders Self employed* Customers with Others self employed Immigrants

20
“We want to be your Bank”
Beneficiary customers of
3,419,564 123% 648,239 23% 2,771,325 100%
We want to be your Bank customers at the end of December 2006
New customers at December 2006
Total customers of We want to be your Bank Plan at December 2006

21
Meaning of new customers “We want to be your bank. 1st ANNIVERSARY”
New beneficiary customers
Total Market
Students Shareholders Self-employed Farmers Immigrants
1.4 million students 332,000
118,000 new customers 483,000 shareholders*152,000
1 million shareholders1 million self-employed customers 1 million Retail stores
856,000 Farmers 31,000
102,000648,000
More than 4.5 million immigrants 10 million people
Total net (w/out duplicity)
Greater quality service

TARGETS =
ANNIVERSARY CAPTURING 550,000 + LINKAGE 525,000
1st Impact on fees: maximum of EUR 37.1 million
Free service fees and commissions Additional advantages More customers Students Shareholders Stores and Self-employed Immigrants
9 9 9• • • • MORE CUSTOMERS BELONGING TO WE WANT TO BE YOUR BANK PLAN
22

santander 150

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.
Date: January 18, 2007	By:	/s/ José Antonio Alvarez
		Name:	José Antonio Alvarez
		Title:	Executive Vice President